April 30, 2019

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW - Request for Withdrawal

First Trust Exchange-Traded Fund V

Registration on Form N-1A

Post-Effective Amendment No. 12

(Registration Statement File Nos. 333-181507, 811-22709)

Ladies and Gentleman:

On behalf of First Trust Morningstar Managed Futures Strategy Fund (the “Fund”), a series of First Trust Exchange-Traded Fund V (the “Trust”), the Trust hereby requests the withdrawal of the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”). Post-Effective Amendment No. 12 was originally filed with the Securities and Exchange Commission on April 4, 2019. The Trust no longer intends to seek effectiveness of Post-Effective Amendment No. 12 and intends to refile the prospectus and statement of additional information in exactly the same form in a subsequent Post-Effective Amendment. No securities have been sold pursuant to Post-Effective Amendment No. 12 to the Trust’s Registration Statement.

Sincerely,

FIRST TRUST EXCHANGE-TRADED FUND V

By: /s/   James M. Dykas

James M. Dykas

President and Chief Executive Officer